

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

<u>Via E-Mail</u>
Michael Pendleton
General Counsel
Guitar Center, Inc.
5795 Lindero Canyon Road
Westlake Village, California 91362

> **Re: Guitar Center Holdings, Inc.**
> **Guitar Center, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 9, 2011**
> **File Nos. 333-175270 and -01 to -07**

Dear Mr. Pendleton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment two in our letter dated July 27, 2011. If the $39.782 million of 11.50% Senior Notes is being registered as part of the exchange offer, then the amount of such securities being offered must be determined prior to effectiveness. If the $39.782 million of 11.50% Senior Notes is not being registered as part of the exchange offer, then it is not eligible to be registered on Form S-4 and must be registered on a different form of registration statement. Refer to General Instruction A.1 of Form S-4. Please advise or revise accordingly.

2. We note your response to comment three in our letter dated July 27, 2011, as well as your confirmation that the exchange offers will be open for at least 20 full business days. We

also note that the exchange offers will expire at 11:59 p.m. on the expiration date. Please supplementally confirm your understanding that Rule 14d-1(g)(3) defines a "business day" as consisting of the time period from 12:01 a.m. through 12:00 midnight Eastern Time.

Selected Historical Consolidated Financial Information, page 35

3. We note the updates that you made to Selected Historical Consolidated Financial Information in response to comment 11 from our letter dated July 27, 2011. However, we note that for the quarter ended March 31, 2011 operating income (loss) also differs between Guitar Center and Holdings and you have only presented one amount. Please revise or advise.

4. We note your changes to your discussion of EBITDA and Adjusted EBITDA in footnote (4) to this table in response to comment 12 from our letter dated July 27, 2011. We note that you indicate that Adjusted EBITDA is the primary measure used by your chief operating decision makers to evaluate your performance. As this measure is specifically used to evaluate segment performance, we think you should clarify this for your investors.

Management's Discussion and Analysis of Financial Condition and Results Of Operations, page 39

Results of Operations, page 41

5. We note the revisions to your discussion of results of operations in response to comment 16 from our letter dated July 27, 2011. However, we believe you should provide more information to your investors. For example, we note your disclosure that the increase in revenue from the Guitar Center segment for the three months ended March 31, 2011 is attributable to increases in comparable store sales and online sales, which were driven by an increase in customer traffic. Similarly, you disclose that the decrease in comparable store sales for the Guitar Center segment for fiscal 2010 was a result of decreased store traffic. However, customer traffic appears to be an intermediate cause of the change in revenue, and we believe you should provide management's insights into why customer traffic increased or decreased. We also believe you should provide more discussion of the extent to which changes in revenue are attributable to each of increases in prices, increases in the volume or amount of goods sold, or the introduction of new products or services.

6. We note that in response to comment 38 from our letter dated July 27, 2011, you removed the language saying that you impaired your customer relationship intangible assets from your analysis of changes in your selling, general and administrative expenses. We also note your disclosure that the amortization expense on your customer relationship intangible assets decreased in each of fiscal 2009 and fiscal 2010. Please explain to us

why the amortization of your customer relationship asset decreased and disclose this explanation to the extent it is material.

7. Please refer to your analysis on page 45 of the change in your operating loss from fiscal 2008 to fiscal 2009. Your disclosure indicates that the decrease in operating loss was primarily the result of impairment charges of $229.3 million in fiscal 2008. Since you also incurred significant impairment charges in fiscal 2009, please revise your disclosure to quantify the decrease in impairment charges from fiscal 2008 to fiscal 2009.

Liquidity and capital resources, page 45

Capital expenditures, page 46

8. We note your statement that you "intend to open new stores at a rate of 10 to 15 stores per year, and [you] opened two stores during the first three months of 2011." Please update this disclosure.

Management, page 63

9. We note your response to comment 22 in our letter dated July 27, 2011. Please revise to clarify Mr. Bagan's employment between 2006 and 2008, or advise. Refer to Item 401(e) of Regulation S-K.

Consolidated Financial Statements, page F-1

Note 2. Goodwill and Intangible Assets, page F-22

10. We note the changes to your goodwill impairment policy in response to comment 35 from our letter dated July 27, 2011. We note that you have changed your description to say that your evaluations and tests are performed at the reporting unit level. We also note your explanation in your response that you aggregate reporting units into your operating segments, which are the same as your reportable segments. We believe you should clarify this for your investors in an appropriate location in your filing as it remains unclear from your disclosures whether your reporting units, operating segments, and reportable segments are the same or different.

Note 4. Long-Term Debt, page F-28

11. We note your response to comment 39 from our letter dated July 27, 2011. We do not agree that the fact that the debt agreements permit unlimited distributions to Holdings for the purpose of paying interest on the senior PIK notes results in the restrictions on the distributions to Holdings being immaterial. We also do not agree that the separate financial statements of Holdings would not be meaningful to investors if Holdings meets the requirements to provide Schedule I. Please provide us with your calculation of the

amount of restricted net assets as compared to Holdings' consolidated net assets as of December 31, 2010, consistent with the guidance in Rule 4-08(e) of Regulation S-X. If the amount of restricted net assets exceeds 25% of Holdings' consolidated net assets, please provide all disclosures required by Rule 4-08(e) of Regulation S-X and provide the separate financial statements of Holdings on Schedule I.

Exhibit 5.1

12. We note that you are relying on the opinion of McGuireWoods LLP that Guitar Center Gift Card Company, LLC has the corporate power and authority to perform its obligations under the indenture "and that the Guarantee does not conflict with, or require consents under the laws of the Commonwealth of Virginia." It appears that the opinion of McGuireWoods LLP opines as to the corporate power and authority of the Guarantor, but not as to whether the Guarantee conflicts with or requires consents under the laws of Virginia. Please remove the language quoted above from your opinion, or have McGuireWoods LLP revise its opinion to opine on such matter.

Exhibit 5.2

13. It is inappropriate for counsel to assume the authority of the persons signing on behalf of the Guarantor. Please revise the assumption contained in paragraph (b) on page 2 accordingly.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have any questions regarding the financial statements and related matters. You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

James Allegretto
Senior Assistant Chief Accountant

cc: Dennis M. Myers, Esq.
     Kirkland & Ellis LLP